Exhibit 1.1

ANNUAL INFORMATION FORM

JUST ENERGY GROUP INC.

MAY 28, 2014

JUST ENERGY GROUP INC.

MAY 28, 2014

ANNUAL INFORMATION FORM (1)

TABLE OF CONTENTS

Page

FORWARD LOOKING STATEMENTS	1
THE COMPANY	2
THREE YEAR HISTORY OF THE COMPANY	4
BUSINESS OF JUST ENERGY	6
RISK FACTORS	16
DIVIDENDS AND DISTRIBUTIONS	16
MARKET FOR SECURITIES	17
PRIOR SALES	19
ESCROWED SECURITIES	19
DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY	19
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	22
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	23
AUDITORS, TRANSFER AGENT AND REGISTRAR	23
INTEREST OF EXPERTS	23
MATERIAL CONTRACTS	23
AUDIT COMMITTEE INFORMATION	24
ADDITIONAL INFORMATION	24
SCHEDULE "A" - FORM 52-110F1	25
SCHEDULE "B" - AUDIT COMMITTEE MANDATE	27
SCHEDULE "C" – GLOSSARY	31

(1)	Except as otherwise indicated, all information in this Annual Information Form is as at May 28, 2014.

(2)	All capitalized terms not otherwise defined in the body of this Annual Information Form, shall have the meanings ascribed to them in Schedule C - Glossary

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and documents incorporated by reference herein constitute forward-looking statements.  These statements relate to future events and future performance.  Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "may", project", "predict", "potential", targeting", "intend", "could", "might", "should", "believe" and similar expressions.  Just Energy Group Inc. (the “Company”) believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct.  In particular, this Annual Information Form, and the documents incorporated by reference herein, contain forward looking statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, distributable cash and the ability to compete successfully and treatment under governmental regimes.  Some of the risks that could affect the Company’s future results and could cause results to differ materially from those expressed in forward-looking statements include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuation in natural gas and electricity prices, extreme weather patterns, changes in regulatory regimes and decisions by regulatory authorities and competition.  See "Risk Factors" for additional information on these and other factors that could affect the Company’s operations, financial results or dividend levels.  These risks include, but are not limited to, risks relating to: credit, commodity and other market-related risks including availability of supply, volatility of commodity prices, availability of credit, market risk, energy trading inherent risk, customer credit risk, counterparty credit risk, electricity supply balancing risk, and natural gas supply balancing risk; operational risks including, reliance on information technology systems, outsourcing arrangements, dependence on independent sales contractors and brokers, electricity and gas contract renewals and attrition rates, that cash dividends are not guaranteed and my fluctuate with the performance of the Company, commodity alternatives, capital asset and replacement risk, credit facilities and other debt arrangements, legal, regulatory and securities risks including legislative and regulatory environment, investment eligibility, changes in legislation, dependence on federal and provincial legislation and regulation, and, in the case of National Energy Corporation, doing business as National Home Services, buyouts and returns of water heaters and HVAC products, and geographic concentration of the Canadian water heater market. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of future results.  These forward-looking statements are made as of the date of this Annual Information Form and, except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements.

THE COMPANY

Just Energy Group Inc.

The Company is a CBCA corporation created on January 1, 2011 pursuant to a plan of arrangement approved by unitholders of the Fund on June 29, 2010 and by the Alberta Court of the Queen’s Bench on June 30, 2010 (the “Trust Conversion”).  See “Articles of Arrangement of the Company” (“Articles”) on page 3 for a detailed description of the Articles and Common Shares of the Company.  The head office of the Company is located at 6345 Dixie Road, Suite 200, Mississauga, Ontario, L5T 2E6 and its registered office is located at First Canadian Place, 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1.

Organizational Structure of the Company

The following diagram sets forth the simplified organizational structure of the Company.

Notes:

(1)
The Canadian Subsidiaries are corporations, limited partnerships, and unlimited liability companies directly or indirectly wholly-owned by the Company.  The Canadian operating Subsidiaries are Just Energy Ontario L.P. (Ontario); Just Energy Alberta L.P. (Alberta); Just Green L.P. (Alberta); Just Energy Manitoba L.P. (Manitoba); Just Energy B.C. Limited Partnership (British Columbia); Just Energy Québec L.P. (Quebec); Just Energy Prairies L.P. (Manitoba); Just Energy Trading L.P. (Ontario); Momentis Canada Corp. (Ontario) National Energy Corporation d/b/a National Home Services (Ontario) and Hudson Energy Canada Corp. (Canada).  Just Energy Corp. is the general partner of each of the Canadian limited partnerships.  Additionally, the Company indirectly holds a 12% fully diluted interest in ecobee Inc., a manufacturer and distributor of smart thermostats located in Toronto, Ontario.

(2)
The U.S. Subsidiaries are corporations, limited liability companies and limited partnerships indirectly wholly-owned by the Company and are incorporated or formed, as applicable, under the laws of the State of Delaware, unless otherwise noted.  The U.S. operating Subsidiaries are Just Energy (U.S.) Corp.; Just Energy Illinois Corp.; Just Energy Indiana Corp.; Just Energy Massachusetts Corp.; Just Energy New York Corp.; Just Energy Texas I Corp.; Just Energy Texas LP (Texas); Just Energy Pennsylvania Corp.; Commerce Energy, Inc. (California); Just Energy Marketing Corp.; Just Energy Michigan Corp.; Momentis U.S. Corp.; Hudson Energy Services LLC (New Jersey); Just Energy Limited; Hudson Energy Solar Corp. (“Hudson Solar”); Fulcrum Retail Energy LLC d/b/a Amigo Energy (Texas); and Tara Energy, LLC (Texas).

(3)
Hudson Energy Holdings UK Limited, Hudson Energy Supply UK Limited and Just Energy UK Limited are direct and indirect wholly owned subsidiaries of the Company.  Just Insurance Limited, a Barbadian company, an indirect wholly owned subsidiary of the Company, provides self-insurance to the Company and its subsidiaries.

(4)
The Company also indirectly owns a 50% interest in Just Ventures L.P. (Ontario) and Just Ventures LLC (Delaware) (collectively, “Just Ventures”), which operate as internet marketing companies for the Company’s subsidiaries.  The other 50% interest of Just Ventures is directly or indirectly held by a third party, Red Ventures, LLC (North Carolina).

(5)
Hudson Solar has a number of subsidiaries, including Hudson USB ITC Owner LLC (51% indirectly owned), Hudson USB ITC Owner 2 LLC (51% indirectly owned), Hudson USB ITC Managing Member LLC, Hudson USB ITC Managing Member 2 LLC, Hudson Solar Macy LLC, Hudson Solar Project 2 LLC, Hudson Solar Project 1 Corp.

Articles of Arrangement of the Company

Share Capital of the Company

The authorized share capital of the Company consists of an unlimited number of Common Shares and 50,000,000 Preferred Shares of which, as of May 28, 2014, 143,982,175 Common Shares and no Preferred Shares were issued and outstanding.

Common Shares

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the Company and to one vote per share at such meetings (other than meetings of another class of shares of the Company).  The holders of Common Shares are, at the discretion of the Board and subject to the preferences accorded to the holders of preferred shares and any other shares of the Company ranking senior to the Common Shares from time to time, as well as applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares.

Preferred Shares

The Board may at any time in accordance with the CBCA issue Preferred Shares in one or more series, each series to consist of such number of shares and rights, privileges, restrictions and conditions as may be determined by the Board prior to such issuance.   Except where specifically provided by the CBCA, the holders of the Preferred Shares shall not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and shall not be entitled to vote at any such meeting.  The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any specified as being payable preferentially to the holders of such series.

Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets among its shareholders, the holders of the Preferred Shares and Common Shares shall be entitled, after payment of all liabilities of the Company, to share in all remaining assets of the Company as follows:

(a)
the holders of the Preferred Shares shall be entitled in priority to holders of Common Shares and any other shares of the Company ranking junior to the Preferred Shares from time to time, to be paid rateably with holders of each other series of Preferred Shares in the amount, if any, specified as being payable preferentially to the holders of such series; and

(b)
the holders of the Common Shares shall be entitled, subject to the preferences accorded to holders of Preferred Shares and any other shares of the Company ranking senior to the Common Shares from time to time, to share equally, share for share, in the remaining property of the Company.

THREE YEAR HISTORY OF THE COMPANY

During the past three years the Company has been involved in several significant events, including acquisitions and related financings, the expansion of its business by organic growth, and listing on the NYSE.  These events are described below in chronological order.

Financing of the Fulcrum Acquisition

On September 22, 2011, the Company completed a public offering of the $100 Million Convertible Debentures that was used for corporate purposes and to finance the purchase price and related costs of the Fulcrum Acquisition (see "Fulcrum Acquisition" below).

Fulcrum Acquisition

On October 3, 2011, Just Energy completed the acquisition of Fulcrum in accordance with the Fulcrum Acquisition Agreement.  Fulcrum sells electricity to residential and small to mid-size commercial customers in Texas selling primarily through online and targeted affinity marketing channels. The consideration for the acquisition was approximately US$79.4 million, subject to customary working capital adjustments. Additionally, there was the potential for a payment to the seller by Just Energy of up to US$20 million (the “Earn-Out Amount”) provided that certain EBITDA and billed volume targets were satisfied by Fulcrum during 18 months following the closing date (the “Earn-Out Period”).  The Earn-Out Amount was to be payable as to 45.12% in Common Shares, valued at $10.7166 per common share (converted into U.S. dollars).  The balance of the Earn-Out Amount was to be payable in cash.  On May 15, 2013, Just Energy notified the seller that the EBITDA target was not satisfied and accordingly, the Earn-Out Amount would not be paid.  The seller has disputed Just Energy’s position and the matter is proceeding to arbitration.

NYSE Listing

On January 30, 2012 the Company’s Common Shares commenced trading on the NYSE under the symbol “JE”.  The Common Shares continue to be listed for trading in Canada on the TSX under the same symbol.

UK Expansion

On July 23, 2012, the Company commenced marketing electricity to customers in the United Kingdom under the Hudson brand.

Solar Financings

Effective August 1, 2012, Hudson Solar, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain commercial and municipal solar projects. The credit facility matures August 1, 2014, with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%. The facility is subject to certain financial and other covenants and is secured by the assets financed under this agreement. As at March 31, 2014, all of the covenants had been met.

Hudson Solar, through certain of its subsidiaries has also entered into arrangements providing for additional construction  loans to fund specified commercial and municipal projects. As at March 31, 2014, Hudson Solar has $12.7 million owing under term loans which were used to satisfy prior construction loans. The term loans bear interest at 8% and mature in May and June 2019. In addition, as of March 31, 2014, Hudson Solar received $12.1 million from an institutional investor. The proceeds received have been recorded as a contribution from a non-controlling interest. The minority shareholder owns approximately 49% interest in certain projects and is entitled to a significant portion of the tax incentives generated by these projects. The minority shareholder’s interest will decrease to 5% in approximately 5 years from the original investment.

As at March 31, 2014, Hudson Solar has $9.2 million owing under a 15-year term loan used to satisfy prior construction loans. This term loan bears interest at approximately 11% and can be repaid in cash or through the issuance of SRECs generated by the underlying projects. If Just Energy elects to repay the term loan with SRECs, the SRECs will be valued at the greater of their market value and a range of $340 to $440 per SREC. In addition, as of March 31, 2014 , Hudson Solar received approximately $775,000 from a minority shareholder. Under this arrangement, Hudson Solar receives the majority of the tax benefits associated with the Solar division and the minority shareholder receives the majority of the cash generated from these projects.

ecobee Inc. Investment

On August 10, 2012, Just Energy acquired a 15% fully diluted interest in ecobee Inc., a manufacturer and distributor of smart thermostats located in Toronto, Ontario. Through additional capital raises by ecobee Inc., the Company’s interest has been reduced to approximately 12.2%.

$105 Million Note

Just Energy entered into an agreement with CPPIB Credit Investments Inc. for  a $105 million senior unsecured note issued on December 12, 2012. The $105 Million Note  bears an interest rate of 9.75% and matures in May of 2018. The $105 Million Note is subject to certain financial and other covenants. As of March 31, 2014, all of these covenants have been met.  Just Energy is using net proceeds from the $105 Million Note to reduce its drawings on its working capital line, fund future growth and for general corporate purposes.

Strategic Supply Arrangement with Shell Energy Europe Limited

On February 1, 2013 Hudson Energy Supply UK Limited (“Hudson UK”) entered into a 5 year strategic supply arrangement with Shell Energy Europe Limited (“SEEL”) for Hudson UK’s commercial retail business in the United Kingdom. Under the arrangement, SEEL will be the wholesale supplier for Hudson UK. The structure gives Hudson UK access to the wholesale market and the benefit of SEEL’s market presence and knowledge.

Dividend Reduction

On February 7, 2013, the Company announced that the monthly dividend would be reduced to $0.07 per Common Share per month ($0.84 per Common Share annually) from $0.10333 per Common Share per month ($1.24 per Common Share annually) commencing as of the dividend payment paid on April 30, 2013.

Just Energy Foundation

The Company established the Just Energy Foundation, a private, non-profit, charitable foundation in 2013. The Just Energy Foundation is to receive contributions from the Company towards support for registered Canadian and U.S charitable organizations. The Just Energy Foundation invests in community programs that meet the requirements as registered charitable organizations for U.S. and Canadian tax purposes. Funded entirely by the Company, the Just Energy Foundation seeks opportunities to support community-based initiatives that enhance the quality of life in the Company’s operating markets towards building stronger and supportive communities.

GreenStar Energy

On August 6, 2013, the Company commenced marketing electricity and natural gas to residential consumers in the United Kingdom under the GreenStar brand.

Credit Facility Renewal

On October 2, 2013 the Company announced that it reached agreement with its syndicate of lenders to renew and extend its revolving credit facility (the “Credit Facility”) for a period of two years. Based on projected operating requirements, the line was set at $300 million with a Just Energy option to draw up to $340 million between closing and February 28, 2014. The Credit Facility was reduced to $290 million on Jaunary 29, 2014 in conjunction with the closing of the $150 Million Convertible Bonds. The pricing of the renewed facility is the same as that of the previous extension. The agreement was reached with a syndicate of seven banks led by Canadian Imperial Bank of Commerce and including Royal Bank of Canada, National Bank of Canada, The Toronto Dominion Bank, The Bank of Nova Scotia, Alberta Treasury Branches and HSBC Bank Canada.

Sale of Terra Grain Fuels

On December 12, 2013 the Company announced that it had entered into a share purchase agreement (the “Purchase Agreement”)  pursuant to which it agreed to sell all of the issued and outstanding shares of Terra Grain Fuels Inc., an ethanol producer located in Belle Plaine, Saskatchewan, to a group of Saskatchewan based businesses. Pursuant to the Purchase Agreement, the purchaser acquired TGF, including all of its outstanding debt, for a nominal purchase price. Additionally, Just Energy was released from all of its obligations to service providers to TGF under letters of credit and guarantees. The closing occurred on December 24, 2013.

Convertible Bond Offering

On January 29, 2014 the Company announced the closing of the European-focused offering of USD $150 million of senior unsecured convertible bonds due July 2019 (“$150 Million Convertible Bonds”) with a coupon of 6.5% per annum payable semi-annually in arrears. The initial conversion price is USD $9.3762 per share, which represents a premium of 22.5% over the 5 day volume weighted average price of Just Energy’s common shares on January 21, 2014 (being the day on which the offering was publicly announced). Concurrently with the offering, Just Energy permanently reduced the Credit Facility to $290 Million. The remainder of the net proceeds were used to redeem the $90 Million Convertible Debentures to purchase for cancellation its convertible debentures where permitted under its debt covenants to pay down the Credit Facility.

Early Redemption of $90 Million Convertible Debentures

On March 19, 2014 , the Company redeemed all of the $90 Million Convertible Debentures scheduled to mature on September 30, 2014. Just Energy paid to the holders of redeemed $90 Million Convertible Debentures a redemption price equal to $1,027.9452 for each $1,000 principal amount of the $90 Million Convertible Debentures, being equal to the aggregate of (i) $1,000 (the “Redemption Price”), and (ii) all accrued and unpaid interest thereon to but excluding March 19, 2014 in each case less any taxes required to be deducted or withheld.

Leadership Change

On February 26, 2014 the Company announced that Chief Executive Officer Ken Hartwick submitted his resignation from the Company to be effective April 1, 2014 to pursue personal interests. The Company announced that the Board of Directors appointed Deborah Merril, Just Energy’s Executive Vice President, Commercial, and James Lewis, Just Energy’s then Chief Operating Officer, as Co-Chief Executive Officers effective on Mr. Hartwick’s resignation.

Hudson Solar Sale Process

In March 2014, Just Energy formally commenced the process to dispose of Hudson Solar, its commercial and municipal solar project development company operating in New Jersey, Pennsylvania and Massachusetts. The Hudson Solar assets are designated as a discontinued operation as it is expected to be sold in the next 12 months.

BUSINESS OF JUST ENERGY

General

Just Energy is a retail energy company selling electricity and/or natural gas to residential and commercial customers under long-term fixed-price, price-protected and variable-priced contracts in deregulated markets, renting high efficiency water heaters and HVAC equipment and selling carbon offsets and/or renewable energy credits.  By fixing the price of electricity or natural gas under its fixed-price, price-protected Energy Contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities.  Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.   The Company derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the price at which it purchases the associated volumes from its Commodity Suppliers.  The Company’s operating Subsidiaries currently carry on business in the United States in the states of Illinois, New York, Indiana, Michigan, Ohio, New Jersey, California, Maryland, Pennsylvania,

Massachusetts, Georgia, Texas and Delaware and in Canada in the provinces of Ontario, Alberta, Manitoba, Québec, British Columbia and Saskatchewan.  In July 2012, the Company began selling electricity in the United Kingdom to commercial customers under the Hudson brand and as of August 6, 2013, the Company sells electricity and natural gas to residential consumers in the United Kingdom under the GreenStar brand. Just Energy also offers customers in Ontario and Texas the ability to rent or bundle with commodity a smart thermostat which can provice the customer with convenience of use and potential energy savings.

The map in Fig-1 below shows the jurisdictions in the United States, Canada and the United Kingdom in which Just Energy operates.

Fig-1

Through its subsidiary, NHS, Just Energy rents high efficiency water heaters, furnaces and air conditioners in Ontario and Québec. Just Energy also offers customers the ability to offset their carbon footprint through the sale and purchase of renewable energy certificates and carbon offsets. Hudson Solar provides commercial and municipal customers with the ability to receive solar power through panels installed on either roof-tops or ground mounts in the States of New Jersey, Pennsylvania and Massachusetts.

As at March 31, 2014, Just Energy had aggregated approximately 4,410,000 RCEs, with approximately 45% from its Consumer Division (residential and small business) and 55% from its Commercial Division.

Consumer Division

Electricity

In the Provinces of Ontario and Alberta and the States of New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware and Massachusetts, Just Energy and its affiliates offer a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. The customers experience either a small balancing charge or credit (pass-through) on each bill due to fluctuations in prices applicable to their volume requirements not covered by a fixed price. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

The Local Distribution Companies (“LDCs”) provide billing in all electricity markets except Alberta,  Texas and the United Kingdom (see “Business of Just Energy – Natural Gas”).  The LDCs also provide collection services, including the collection and remittance to Just Energy of the commodity portion of each customer's account for a small monthly fee, except in Alberta, Massachusetts, California, Texas and the United Kingdom.  In California and Massachusetts, the LDC provides collection services only until the account is delinquent.  In Texas, Alberta and the United Kingdom, Just Energy bills and collects itself.  In Ontario, New York, Pennsylvania, New Jersey, Ohio, Illinois, Maryland and Michigan each LDC assumes 100% of the credit (receivable) risk associated with default in payment by residential customers.

Natural Gas

Just Energy and its affiliates offer natural gas customers a variety of products, such as five-year fixed-price contracts, flat-bill options and month-to-month variable-price offerings in the Provinces of Ontario, Québec, British Columbia, Alberta Manitoba and Saskatchewan and in the States of Michigan, New York, Illinois, Indiana, Ohio, California, Pennsylvania, New Jersey and Georgia. Although customers purchase their gas supply through Just Energy, the LDC is still mandated, on a regulated basis, to distribute the gas.  Except in Alberta, Georgia and the United Kingdom, the LDCs provide billing and, except in Alberta, Illinois, Georgia, California and the United Kingdom the LDCs provide collection services, including the collection and remittance to Just Energy of the commodity portion of each customer's account for a small monthly fee. In Illinois and Pennsylvania, the LDC provides collection services only until the account is delinquent.  In Ontario, British Columbia, Manitoba, Quebec, New York, Ohio and Michigan, each LDC assumes 100% of the credit (receivable) risk associated with default in payment by residential and commercial customers.  In all Canadian markets except for Alberta, the LDCs pay Just Energy for the gas when it is delivered.  In other jurisdictions, including Alberta, Just Energy is paid upon consumption by the customers.

Smart Thermostats

Just Energy began bundling its commodity contracts with a smart thermostat product manufactured by ecobee Inc. to customers located in Ontario and Texas in the first and second calendar quarter of 2013 respectively.  The smart thermostats allow customers to have more control over their energy consumption and can assist them in reducing energy costs. As of March 31, 2014, there were approximately 28,000 thermostats installed, of which 64% of these were bundled with other products. The Company expects to expand the bundled product offering to other jurisdictions in Fiscal 2015.

Commercial Division

Just Energy’s commercial business is operated primarily through Hudson Energy.  Hudson Energy offers fixed and variable rate natural gas and electricity contracts, as well as more customized products to meet the needs of specific customers.  Hudson Energy generates the majority of its sales through a large network of non-exclusive Independent Brokers.  Some sales are also made through Independent Contractors, exclusive brokers, inside sales teams, and Momentis.  With its web based sales portal, Hudson Connex, Hudson Energy has technology that enables more efficient selling of products to commercial customers by delivering customer-specific pricing and contract documents on demand.  Hudson Connex also provides tools for Independent Brokers to manage their customer accounts after the sale is complete.  Except in Alberta, Illinois, and Texas, the LDC provides billing and collection services for the majority of Hudson Energy customers.  In New Jersey and California, the LDC provides collection services only until the account is delinquent.

Hudson Energy also markets electricity in the United Kingdom utilizing the same technology and deal process used in North America adapted for the unique characteristics in the market.  Shell Energy Europe Limited and Hudson signed a supply agreement on February 1, 2013, under which Shell will be the wholesale supplier for the UK business providing credit support and wholesale supply to cover the commodity obligation for customers.

JustGreen Products

Just Energy also offers green products through its JustGreen and JustGreen Lifestyle programs.  Sales of the JustGreen products continue to support and reaffirm the strong customer demand for green energy products in all markets.  The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity purchased from Just Energy sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint of their home or business associated with the gas purchased from Just Energy.  Just Energy believes that these JustGreen products will not only add to profits, but also increase sales receptivity.  When a customer purchases a unit of JustGreen, it creates a contractual obligation for Just Energy to obtain renewable energy certificates or carbon offsets of a quantity at least equal to the demand created by the customer's purchase.  The Company currently sells JustGreen gas in Ontario, Manitoba, Alberta, British Columbia California, Illinois, Maryland, Michigan, New Jersey, New York, Ohio, Pennsylvania, and Illinois and JustGreen electricity in Ontario, Alberta, Delaware, New York, New Jersey, Maryland, Illinois, Ohio, Texas, Massachusetts, and Pennsylvania.  JustGreen sales are expanding in the remaining markets.  Of all residential customers who contracted with Just Energy in the year ending March 31, 2014, 25% purchased JustGreen for some or all of their energy needs.  On average, these customers elected to purchase 80% of their consumption as green supply.

Just Energy also launched its JustGreen Lifestyle product via an online sales website at the beginning of calendar 2013.  JustGreen Lifestyle allows homeowners and small businesses the opportunity to offset their carbon footprint without purchasing commodity from Just Energy.  This product can be offered in all states and provinces and is not dependent on energy deregulation.  Prior to the launch of this website, Just Energy marketed its JustClean products via door-to-door in Ontario and Florida.

To date, Just Energy has committed more than $140 million to renewable energy projects across North America, including wind, hydro, solar, geothermal and biomass projects.  The Company has retained an independent auditor to validate its renewable and carbon offset purchases annually to ensure that customer requirements have been matched or exceeded with relevant carbon offsets or renewable energy certificates for both JustGreen and JustGreen Lifestyle products.  An independent auditor has performed this review since 2009 and determined that Just Energy was compliant each year.

National Home Services Division

Since 2008, NHS has rented and sold residential customers high efficiency water heaters, furnaces and air-conditioners.  As at March 31, 2014, NHS had a cumulative installed base of approximately 248,000 water heaters, 21,000 furnaces and air conditioner units. In the fourth quarter  of fiscal 2014, NHS began selling HVAC protection plans, primarily to its existing water heater customer base. At March 31, 2014, the company had 972 protection plan customers.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain the sustainability of its dividends, separate non-recourse financing of this capital is appropriate.  Accordingly, NHS entered into a long-term financing agreement with HTC for the funding of NHS’ water heaters, furnaces and air-conditioners in Ontario and Québec.  See “Financing – NHS Financing” on page 16 for further details.

Solar Division

In 2011, Just Energy launched Hudson Solar, providing commercial and municipal customers with the ability to receive solar power through panels installed on roof-tops or ground mounts in the States of New Jersey, Pennsylvania and Massachusetts.  Hudson Solar retains ownership of the solar panels, along with a portion of the rebates, incentives, and tax depreciation and credits and customers agree to a 15 to 20 year power purchase agreement with Hudson Solar at rates that are currently lower than the customer’s local utility.  Hudson Solar retains all Solar Renewable Energy Certificates generated from the projects (other than as specified in certain financing arrangements).  Hudson Solar currently has completed 102 projects totalling 27 MW and projects under construction or contracted to be constructed totalling 8 MW.  Over the course of Fiscal 2014, Hudson Solar and its subsidiaries completed a number of non-recourse financings totalling $51.9 million in available credit of which $34.4 million has been utilized to date.

Marketing

Residential customers are contracted through a number of sales channels including door-to-door, online, telemarketing and affinity programs.  Hudson Energy primarily employs Independent Brokers utilizing the Hudson Connex sales portal to solicit Energy Contracts.  Marketing also involves inbound telemarketing through internet sales primarily through Just Energy’s joint venture internet company, Just Ventures LLC, in which it has a 50% interest. Prior to March 31, 2014, Just Energy also marketed Energy Contracts via multi-level marketing through its Momentis subsidiaries.  As of March 31, 2014, Just Energy restructured the multi-level marketing channel to outsource it to third party multi-level marketing company in order to provide flexibility for its continued growth.

The elapsed period between the time when a customer contract is signed to when the first payment is received from the customer varies with each market.  The time delays per market are approximately two to six months.  The cost for obtaining a new customer and related expenses currently includes commissions payable to Independent Contractors, Independent Brokers and Independent Representatives, salaries paid to the marketing and customer service departments which support the Independent Contractors and Independent Brokers, salaries paid to customer service representatives who verify the customer contracts, commissions paid to sales representatives for closing a deal over the phone, the costs of printing contracts, bonus awards, advertising costs and the costs of promotional materials.  The ability of Just Energy to contract large numbers of customers at a reasonable cost has been a key ingredient in the success of Just Energy.

Supply Arrangements

Commodity

For fixed-price contracts, Just Energy purchases gas and electricity supply through physical or financial transactions with Commodity Suppliers in advance of marketing, based on forecasted customer aggregation for residential and small commercial customers. For larger commercial customers, electricity and gas supply is generally purchased concurrently with the execution of a contract.  Each LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load.  For natural gas, some LDCs may require Just Energy to inject gas into storage in the summer for delivery to customers in the winter pursuant to a pre-set delivery schedule.

Just Energy attempts to mitigate exposure to weather variations through active management of the electricity and gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives.  This strategy provides price and volume protection, but will not eliminate all supply cost risks.  The expected cost of this strategy is incorporated into the price to the customer.  To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. Volume variances may result in either excess or short supply.  In the case of under consumption by the customer, excess supply is sold in the spot market resulting in either a gain or loss compared to the weighted average cost of supply.  Further, customer margin is lowered proportionately to the decrease in consumption. In the case of greater than expected consumption, Just Energy must purchase the short supply in the spot market. Consequently, customer margin increases proportionately to the increase in consumption net of the gain or loss associated with the incremental supply purchase.  Additionally, to the extent that supply balancing is not fully covered through customer pass-throughs, active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

Just Energy transacts with a number of different counterparties for its energy supply.  Its primary Suppliers participate in an Intercreditor Agreement pursuant to which the Commodity Suppliers and lenders to Just Energy share in the collateral provided by the energy commodity business (other than the UK) of Just Energy.  The supply participants to the Intercreditor Agreement are Shell, BP, Exelon, Société Générale, Bruce Power, EDF Trading North America, LLC, National Bank of Canada and The Bank of Nova Scotia (collectively, the “Secured Suppliers”).  Certain of these Commodity Suppliers also assist in managing, balancing and/or scheduling gas and/or power requirements in certain markets for a fee pursuant to additional agreements.

Just Energy's financial obligations to the Secured Suppliers are secured by general security agreements providing for, among other things, a priority security interest over all customer contracts.  If the Secured Suppliers default in their obligations to deliver gas and electricity to Just Energy, or if Just Energy defaults in its obligations to accept delivery of gas or electricity, the contractual arrangements between them contain provisions requiring, subject to force majeure, the payment of various amounts by the defaulting party to the non-defaulting party, including liquidated damages.

Just Energy has also entered into contractual arrangements for the physical purchase or financial hedge of energy from other Commodity Suppliers.  Although the contractual arrangements with these other Commodity Suppliers are not secured on the same basis as the transactions with the Secured Suppliers, in certain circumstances, security for the obligations of Just Energy to these other Commodity Suppliers or vice versa is provided by way of letter of credit.

Hudson UK has entered into strategic supply arrangement with SEEL for Hudson UK’s retail business in the United Kingdom. Under the arrangement, SEEL will be the wholesale supplier for Hudson UK. The structure gives Hudson UK access to the wholesale market and the benefit of SEEL’s market presence and knowledge.

JustGreen/JustGreen Lifestyle

On behalf of its customers, Just Energy purchases and retires renewable energy credits and carbon offsets from certified sources for greenhouse gas reduction and green energy production offsetting their average electricity and/or natural gas use for those customers who elect to purchase JustGreen or JustGreen Lifestyle.  Just Energy attempts to purchase the renewable energy credits and carbon offsets from facilities, such as wind farms, solar, biomass projects and landfill gas projects located in the local jurisdiction in which it is selling its JustGreen and JustGreen Lifestyle products.  The Renewable Energy Credits are Green-e (U.S.) and EcoLogo (Canada) certified or comply with renewable portfolio standards where registered; the carbon offset projects are Climate Action Reserve, Voluntary Carbon Standard or American Carbon Registry certified in the U.S., and meet the ISO 14064 Standard in Canada.  To date, Just Energy has committed more than $140 million to green projects in Canada and the U.S. while our customer contracts have supported 67 million MWhs of renewable power and removed approximately 2 million tonnes of carbon from the atmosphere.  In 2014, our customers spent more than approximately $46 million on green energy.  Overall, JustGreen makes up 20% of the consumer portfolio with volumes up 19% from last year.

Competition

Management of Just Energy believes it has competitive advantages over a number of other energy retailers in that it has: (i) a marketing and sales organization which has achieved significant success in commodity and green product sales; (ii) a responsive customer care and customer service process; (iii) a disciplined management of commodity, JustGreen/JustGreen Lifestyle products, water heater, furnace, thermostat and air conditioner purchases; (iv) products priced to achieve stable margin growth vs. customer growth in all business sectors (v) evolving sales channels; and (vi) growth of Just Energy’s commercial business through Hudson Energy.  The industry credibility of Just Energy's Affiliates is based on the long-term experience of its management team relating to the deregulation of natural gas and electricity and their innovations in providing consumer choices including its JustGreen/JustGreen Lifestyle product offerings within the direct purchase market.

Industry Competition

Electricity and Natural Gas

Other than LDCs (discussed below) Just Energy's largest competitors in Canada and the United States are Direct Energy Marketing Ltd.(which is owned by Centrica plc), IGS Energy Inc., NRG Energy Inc., which owns Green Mountain Energy Company and Reliant Energy, Gateway Energy Services Corporation (which is owned by Direct Energy), MXenergy Inc. and MXenergy Electric Inc. (which are owned by Exelon) and Superior Energy Management (a division of Superior Plus LP, which is owned by Superior Plus Corp.).

Just Energy has natural gas and electricity competition in every jurisdiction in which it carries on business. Generally, competitors are local in nature with a few extending to multiple jurisdictions. There can be upwards of twenty competitors in many markets. The nature and product offerings vary by jurisdiction.  It is possible that new entrants may enter the market and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. The LDCs are currently not permitted to make a profit on the sale of the gas and electricity commodity to their supply customers.  If the LDCs are permitted by changes in the current regulatory framework to sell natural gas at prices other than cost, their existing customer bases could provide them with a significant competitive advantage.   This may limit the number of customers available for marketers including Just Energy.  To the extent that Just Energy is successful through its marketing program in educating customers, it believes that it can be successful in signing LDC customers to Gas Contracts and Electricity Contracts.

JustGreen/JustGreen Lifestyle

The most significant competitors with respect to Just Energy’s JustGreen and JustGreen Lifestyle products are Green Mountain Energy Company in the United States and Bullfrog Power in Canada.

Water heaters, Furnaces and Air conditioners

As alternatives to renting water heaters, furnaces or air conditioners from NHS, persons may purchase or own water heaters or HVAC products or rent water heaters or HVAC products from a competitor.  The incumbents in the Ontario market, Direct Energy/Enercare (Enbridge territory) and Reliance Home Comfort (Union Gas territory) operate water heater, furnace and air conditioner rental programs for Ontario residents (including the new home construction market) which compete with NHS' rental programs, as do several smaller rental providers.  While NHS’ market share has increased since it entered the market in 2008, each of the incumbent companies continues to hold a large majority in their respective original territories.

Solar

Hudson Solar is one of the few organizations which is involved in multiple stages of the solar project, being the investment, development, construction and ongoing management of the projects.  There are many companies installing solar panels in the North American market. Hudson Solar uses some of these installation contractors to construct solar projects and also to recommend additional projects which may provide an attractive investment. Some of Hudson Solar’s major competitors in the development stage of solar projects are developers and contractors such as Borego Solar, SunEdison, and other local teams. Hudson Solar has competition in the financing stage of the solar projects as a number of major American banks and insurance companies are also involved in this aspect of the industry.

Environmental Protection

With respect to the sale of natural gas and electricity, Just Energy does not view potential environmental liabilities as a significant concern.  Just Energy does not have physical control of the natural gas or electricity or any facilities used to transport it.  Therefore, any potential liability of Just Energy for gas leaks or explosions during transmission and distribution is considered to be relatively remote.

Employees and Independent Contractors

As of March 31, 2014, Just Energy and its affiliates employed approximately 1500 persons.  In addition, approximately 1100 Independent Contractors are involved in the door-to-door marketing of Energy Contracts, water heaters and HVAC equipment and approximately 1354 Independent Brokers are actively associated with Hudson.

Real Property

Just Energy leases space for its Canadian and U.S. head offices in Mississauga, Ontario and Houston, Texas respectively; corporate office in Toronto, Ontario; operating offices in Suffern, New York and Dallas, Texas and call centres in Mississauga, Ontario, Houston, Texas and Lansing, Michigan; as well as over 40 sales offices throughout North America.

The Company sold TGF on December 24, 2013 and the real property located in Largo, Florida on March 19, 2014. Accordingly, the Company no longer owns any real property.

Industry Regulation

In each jurisdiction in North America, the energy markets are regulated under the oversight of a state or provincial government agency with legislated authority to regulate generally all aspects of the industry including the sale of electricity and natural gas. Although the sale of the commodity itself is considered a ‘deregulated’ service, with the exception of Quebec, Saskatchewan and Indiana, Just Energy is required to obtain a certificate of authority or license from the regulatory agency and pursuant to that license, operate in accordance with state or provincial legislation and established regulations and rules as it pertains to the marketing of energy services within the jurisdiction.  In Quebec, Saskatchewan and Indiana, Just Energy markets services under a direct contractual arrangement established with the LDC and is subject to operate in accordance with rules established under the LDC’s tariffs.  Just Energy currently has obtained and maintains all of the licenses and contractual arrangements required to undertake its business in all of the jurisdictions in which it operates.

In the US, the Company is subject to regulation by the Federal Energy Regulatory Commission (“FERC”) and the North American Electricity Reliability Corporation ("NERC"). FERC regulates transportation of natural gas by interstate pipelines. Such regulation affects the Company's access to natural gas supplies. As to the wholesale electricity sector, FERC has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is potential that fair and equal access to transmission systems will not be available or that transmission capacity will not be available in the amounts the Company requires. FERC also regulates the sale of wholesale electricity by requiring companies who sell in the wholesale market to obtain a market-based rates authority license. The Company is also subject to mandatory reliability standards enacted by the NERC and enforced by FERC. Compliance with the mandatory reliability standards may subject the Company and others to higher operating costs and may result in increased capital expenditures. If the Company is found to be in noncompliance with the mandatory reliability standards, the Company could be subject to sanctions, including substantial monetary penalties.

In addition, the Dodd-Frank Act provides a regulatory regime for derivatives that generally requires derivatives to be cleared together with related collateral requirements, exchange margin cash postings and other aspects of derivative transactions. The Company qualifies for the commercial end-user exception which allows it to continue to enter into swaps in the over-the-counter market without being subject to clearing. The Company will have increased costs related to compliance under the Dodd-Frank Act and the Dodd-Frank Act may affect the market for swaps generally, including increased costs passed through to the Company from swap providers.  A similar regulatory regime is in place in Europe .  In addition, the Canadian regulators have commenced a process to implement a similar regulatory regime for derivatives that is not yet finalized.  These Canadian rules are meant to be similar to the US’s Dodd Frank Act but have differences that may be more impactful to the Company than the current US regulations.

There are not any specific government agencies which license the sale and rental of water heaters, furnaces and air-conditioners, solar panel installation or ethanol sales.  However, NHS and Hudson Energy Solar Corp. must comply with various statutes and regulations governing each of their respective businesses, including, without limitation, environmental protection and consumer protection legislation. In Quebec and Alberta, direct sellers licenses are required to market door-to-door.

Financing

Just Energy Credit Facility

JEOLP and Just Energy (U.S.) are parties to the fifth amended and restated credit agreement, providing Just Energy with a credit facility of up to $290 Million for working capital purposes (the "Credit Facility").  Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88 per cent. and 4.00 per cent., prime rate advances at rates of interest that vary between bank prime plus 1.88 per cent. and 3.00 per cent., and letters of credit at rates that vary between 2.88 per cent. and four per cent. Interest rates are adjusted quarterly based on certain financial performance indicators. The current syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches. To complement the Credit Facility, Just Energy, the Secured Suppliers and the lenders have entered into the Intercreditor Agreement pursuant to which the Secured Suppliers and the lenders jointly hold security over substantially all of the assets (including, without limitation, the Energy Contracts) of the Company and its operating Subsidiaries (other than, among others, NHS, Hudson Solar and Hudson UK).  Securities with respect to the commodity business owned directly or indirectly by the Company in its operating Subsidiaries (excluding, without limitation, NHS, Hudson Solar and Hudson UK) have been pledged to CIBC, the collateral agent, as part of the security.  All receipts are directed to bank accounts over which CIBC, as collateral agent, has deposit account control agreements in place (each a "Blocked Account").  Gas Suppliers and Electricity Suppliers invoice the operating Subsidiaries of the Company directly and, provided that no event of default exists under the Credit Facility, the Intercreditor Agreement or the related security agreements, the Subsidiaries of the Company, on a periodic basis, pay the cost of commodity and related administration fees directly from the Blocked Accounts.  Where an event of default exists, CIBC, as collateral agent, has the right to exercise control over each Blocked Account in any manner and in respect of any item of payment or proceeds thereof in accordance with the terms of the Intercreditor Agreement.  The Credit Facility contains a number of covenants, including, without limitation, with respect to financial ratios.  During Fiscal 2014, the Credit Facility under went three amendment pursuant to which certain covenants were renegotiated to facilitate the growth of the Company. Just Energy has complied with all covenants under the Credit Facility. The Credit Facility matures on October 2, 2015.

$330 Million Convertible Debentures

To fund the acquisition of Hudson Energy, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures issued on May 5, 2010, which were assumed by the Company on the Trust Conversion. The $330 Million Convertible Debentures bear an interest rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31 of each year and mature on June 30, 2017. Each $1,000 of principal amount of the $330 Million Convertible Debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 Common Shares of the Company, representing a conversion price of $18 per Common Share.

The $330 Million Convertible Debentures are redeemable after June 30, 2013, but prior to June 30, 2015, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by the Company, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.  The $330 Million Convertible Debentures are unsecured and are subordinated to Just Energy’s secured obligations, the $105 Million Note and the $150 Million Convertible Bonds.

$100 Million Convertible Debentures

To fund the acquisition of Fulcrum, Just Energy entered into an agreement with a syndicate of underwriters for $100 million of convertible extendible unsecured subordinated debentures issued on September 22, 2011. The $100 Million Convertible Debentures bear an interest rate of 5.75% per annum payable semi-annually in arrears on March 31 and September 30 of each year and mature on September 30, 2018.  Each $1,000 of principal amount of the $100 Million Convertible Debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 56.0224 Common Shares of the Company, representing a conversion price of $17.85 per Common Share.

The $100 Million Convertible Debentures are not redeemable prior to October 1, 2014, and prior to September 30, 2016, except under certain conditions after a change of control has occurred. On or after October 1, 2014, the debentures may be redeemed by the Company, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2016, and prior to the maturity date, the debentures may be redeemed by the Company, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.  The $100 Million Convertible Debentures are unsecured and are subordinated to Just Energy’s secured obligations the $105 Million Note and the $150 Million Convertible Bonds.

NHS Financing

In fiscal 2010, NHS entered into a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace or air conditioner contracts in the Enbridge gas distribution territory. On July 16, 2010, the financing arrangement was expanded to the Union gas territory and on September 26, 2013, the financing arrangement was expanded to include installations in the Province of Québec. Pursuant to the agreement, NHS receives financing of an amount equal to the net present value of the first five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.5% - 7.99% (subject to change), and is required to remit an amount equivalent to the rental stream from customers on the water heater, furnace and air conditioning contracts for the first five, seven or ten years, respectively. No more than one third of rental agreements may be financed for either the seven or ten year term. The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas and Québec territories of the outstanding balance of the funded amount is deducted and deposited to a reserve account in the event of default. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the reserve account will immediately be released to NHS. HTC holds security over the contracts and equipment it has financed and has no recourse against the Company or any other Just Energy entity.  NHS is required to meet a number of covenants under the agreement and, as at March

31, 2014, all of these covenants have been met.  As of May 24, 2014, there was approximately $238 million owed to HTC under the agreements.

In fiscal 2013, NHS assumed debt associated with the acquisition of customer contracts.  The current outstanding debt of $28,608 bears interest at 7.5% to 11.0%, is secured by the underlying assets and will be satisfied through blended monthly payments up to August 2022.  NHS has $2,168 in restricted cash as at March 31, 2014 related to this debt.

$105 Million Note

Just Energy entered into an agreement with CPPIB Credit Investments Inc. for  a $105 million senior unsecured note issued on December 12, 2012. The $105 Million Note  bears an interest rate of 9.75% and matures in May of 2018. The $105 Million Note is subject to certain financial and other covenants. As of March 31, 2014, all of these covenants have been met.  Just Energy is using the net proceeds from the $105 Million Note to reduce its drawings on its working capital line, fund future growth and for general corporate purposes.

Solar Financing

Effective August 1, 2012, Hudson Solar, through a subsidiary, entered into a US$30 million financing agreement to assist with the construction of certain solar projects. The credit facility matures August 1, 2014, with no prepayment permitted, bearing interest, and payable quarterly, at U.S. prime plus 6.9% or Eurodollar rate plus 7.9%. The facility is subject to certain financial and other covenants and is secured by the assets financed under this agreement. As at March 31, 2014, all of the covenants had been met.

As at March 31, 2014, Hudson Solar has $12.7 million owing under term loans which were used to satisfy prior construction loans. The term loans bear interest at 8% and mature in May and June 2019. In addition, as of March 31, 2014, Hudson Solar received $12.1 million from an institutional investor. The proceeds received have been recorded as a contribution from a non-controlling interest. The minority shareholder owns approximately 49% interest in certain projects and is entitled to a significant portion of the tax incentives generated by these projects. The minority shareholder’s interest will decrease to 5% in approximately 5 years from the original investment.

As at March 31, 2014, Hudson Solar has $9.2 million owing under a 15-year term loan used to satisfy prior construction loans. This term loan bears interest at approximately 11% and can be repaid in cash or through the issuance of Solar Renewable Energy Certificates (“SRECs”) generated by the underlying projects. If Just Energy elects to repay the term loan with SRECs, the SRECs will be valued at the greater of their market value and a range of $340 to $440 per SREC. In addition, as of March 31, 2014 , Hudson Solar received approximately $775,000 from a minority shareholder. Under this arrangement, Hudson Solar receives the majority of the tax benefits associated with the Solar division and the minority shareholder receives the majority of the cash generated from these projects.

$150 Million Convertible Bonds

On January 29, 2014 the Company announced the closing of the European-focused offering of USD $150 million of senior unsecured convertible bonds due July 2019 with a coupon of 6.5% per annum payable semi-annually in arrears. The initial conversion price is USD $9.3762 share, which represents a premium of 22.5% over the 5 day volume weighted average price of Just Energy’s common shares on January 21, 2014 (being the day on which the offering was publicly announced). The $150 Convertible Bonds are subject to certain covenants. As of March 31, 2014, all of these covenants have been met. Just Energy used the net proceeds of the offering to redeem its outstanding $90 Million Convertible Debentures, and intends to make market purchases for cancellation of convertible debentures from other series as allowed under its debt covenants and to pay down the Company’s Credit Facility.

RISK FACTORS

The business of the Company and an investment in securities of the Company are subject to certain risks.   Prospective purchasers of securities of the Company should carefully consider the risk factors set forth on page 1 and under the heading "Risk factors" at pages 50 to 54 of the MD&A (in Just Energy’s Annual Report), which portions of such documents are incorporated by reference in this Annual Information Form and are available on the SEDAR website at www.sedar.com, the U.S Securities and Exchange Commission website at www.sec.com and on Just Energy website at www.justenergygroup.com.  The principal risks and uncertainties that Just Energy can foresee are described in the above referenced excerpts, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.  The list may not be an exhaustive list as some future risks may be as yet unknown. Other risks currently regarded as immaterial, could turn out to be material. If any such risks actually occur, the business, financial condition and/or liquidity and results of operations of the Company could be materially adversely affected and the ability of the Company to pay dividends on the Common Shares could be materially adversely affected.

DIVIDENDS AND DISTRIBUTIONS

Dividends on Common Shares

The Company’s dividend policy provides that the amount of cash dividends, if any, to be paid on the Common Shares, is subject to the discretion of the Board of Directors and may vary depending on a variety of factors, including (i) the prevailing economic and competitive environment; (ii) the Company’s results of operations and earnings; (iii) financial requirements for the operations and growth of the Company and its Subsidiaries; (iv) the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends; (v) contractual restrictions and financing agreement covenants; and (vi) other relevant factors and conditions existing from time to time.  It is the current intention of the Board of Directors to pay a dividend on the Company’s outstanding Common Shares of $0.84 annually ($0.07 per month) per Common Share.  However, there is no guarantee that the Company will maintain this dividend policy.

The Shareholders of record on the ex-dividend date immediately prior to the respective dividend record date are entitled to receive dividends paid by the Company in respect of that month.  Cash dividends are made on the last business day of the calendar month to the Shareholders of record on the 15th day of such month or the first business day thereafter.

In Fiscal 2014, the Company declared regular monthly dividends of $0.07 per Common Share, resulting in an aggregate of $0.84 per Common Share.

The following table sets forth the month of payment and dividends per Common Share paid by the Company, as applicable for the three most recently completed financial years and for the months of April and May, 2014.

Record of Cash Distributions/ Dividends (1)	Fiscal 2015 $ Per Common Share	Fiscal 2014 $ Per Common Share	Fiscal 2013 $ Per Common Share	Fiscal 2012 $ Per Common Share

April	0.07	0.07	0.10333	0.10333
May	0.07	0.07	0.10333	0.10333
June	−	0.07	0.10333	0.10333
July	−	0.07	0.10333	0.10333
August	−	0.07	0.10333	0.10333
September	−	0.07	0.10333	0.10333
October	−	0.07	0.10333	0.10333
November	−	0.07	0.10333	0.10333
December	−	0.07	0.10333	0.10333
January	−	0.07	0.10333	0.10333
February	−	0.07	0.10333	0.10333
March	−	0.07	0.10333	0.10333

Notes:

(1)	All dividends were paid on the last day of the month to Shareholdersof record on the 15th day of the month or the first business day thereafter.

(2)
Distributions are also paid on all outstanding PBGs,  RSGs and DSGs equal to the dividend paid on the Common Shares.  As of March 31, 2014, there were 374,168 PBGs, 2,745,718 RSGs and 148,505 DSGs outstanding.

MARKET FOR SECURITIES

Common Shares of the Company

The Common Shares of the Company are listed for trading on the TSX and the NYSE under the symbol JE.  The following tables set forth the price range and trading volume of Common Shares traded on the TSX and the NYSE for the periods indicated as reported by the TSX and the NYSE, respectively.

TSX
(CDN$)
Period	High ($)	Low ($)	Volume
2013
April	6.97	6.18	18,039,981
May	7.68	6.22	21,927,299
June	7.46	6.13	18,467,508
July	7.98	6.08	20,777,433
August	7.79	6.16	16,038,076
September	6.94	6.36	13,089,619
October	7.69	6.53	16,692,832
November	7.64	6.83	13,978,286
December	7.72	7.22	10,572,228
2014
January	8.55	7.58	20,000,739
February	9.08	7.30	25,938,134
March	9.14	8.44	14,889,634
April	9.05	8.44	15,519,766
May (1 to 17)	8.97	6.50	16,632,557

NYSE
(US$)
Period	High ($)	Low ($)	Volume
2013
April	6.86	6.03	14,264,929
May	7.46	6.13	14,435,334
June	7.24	5.82	16,301,547
July	7.74	5.75	17,824,756
August	7.35	5.95	15,117,205
September	6.75	6.07	7,506,106
October	7.69	6.53	10,476,856
November	7.64	6.84	8,287,046
December	7.26	6.79	7,159,935
2014
January	7.91	6.88	13,425,573
February	8.18	6.65	16,335,363
March	8.25	7.61	7,239,700
April	8.19	7.65	7,469,214
May (1 to 17)	8.15	5.98	8,162,071

$330 Million Convertible Debentures

The $330 Million Convertible Debentures are traded on the TSX under the symbol JE.DB.  The following table sets forth trading information for the $330 Million Convertible Debentures for the periods indicated as reported by the TSX:

Period	High ($)	Low ($)	Volume
2013
April	78.24	72.02	11,168,329
May	83.98	75.08	21,154,750
June	81.51	75.78	13,545,000
July	80.24	74.51	12,910,551
August	78.00	74.50	17,930,423
September	80.99	76.86	7,934,000
October	82.01	78.01	9,359,750
November	83.00	79.29	6,435,001
December	86.06	82.01	22,737,999
2014
January	91.99	85.41	17,624,000
February	89.85	86.02	14,177,000
March	91.99	86.52	22,214,000
April	91.96	90.16	9,229,100
May (1 to 17)	92.49	82.46	5,637,000

$100 Million Convertible Debentures

The $100 Million Convertible Debentures began trading on the TSX under the trading symbol JE.DB.B on September 22, 2011.  The following table sets forth trading information for the $100 Million Convertible Debentures for the periods indicated as reported by the TSX:

Period	High ($)	Low ($)	Volume
2013
April	75.00	67.82	3,477,000
May	78.00	69.26	3,275,000
June	77.50	71.03	1,485,000
July	76.24	67.99	978,000
August	74.97	69.03	1,560,000
September	78.02	72.16	1,786,000
October	80.00	70.46	2,465,000
November	78.99	76.25	2,695,000
December	81.00	77.99	3,416,000
2014
January	87.00	79.52	3,493,000
February	85.99	82.01	1,992,000
March	87.00	82.99	4,460,000
April	87.39	85.53	2,243,000
May (1 to 17)	87.50	81.25	1,588,000

PRIOR SALES

The Company issued the following securities during the most recently completed fiscal year, none of which are listed or quoted on a marketplace:

1.	30,645 RSGs/PBGs RSGs were granted on August 8, 2013 having a grant value of $6.38 per RSG.
2.	1,000 RSGs were granted on September 30, 2013 having a grant value of $6.64 per RSG.
3.	232,750 RSGs/PBGs were granted as of March 31, 2014 having a grant value of $8.83 per RSG.

As part of their fee based compensation, DSGs or Common Shares are issued to directors at the end of each quarter at a value per DSG or Common Share equal to the 20 day simple average closing price of the Common Shares, as applicable on the TSX preceding the quarter end.

The following table describes the number of DSGs or Common Shares granted, the date granted, and the 10 day simple average closing price of Units or Common Shares, as applicable, used to determine the number of DSGs or Common Shares granted.

Quarter Ended	Total Number of DSGs/ Common Shares Granted	10 Day Average Closing Price
June 30, 2013	3,504	$6.42
September 30, 2013	3,941	$6.66
December 31, 2013	3,500	$7.49
March 31, 2014	3,384	$8.85

ESCROWED SECURITIES

As of the date hereof, there are no shares of the Company held in escrow or subject to a contractual restriction on transfer.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Members of the Board of Directors

The names, municipalities of residence, year of appointment and the present principal occupations of the directors of the Company as at May 31, 2013 as follows:

Name, Municipality of Residence	Year of Appointment(5)	Present Principal Occupation During Five Preceding Years(7)

Rebecca MacDonald Toronto, Ontario	2001	Executive Chair of the Company
Hon. Hugh D. Segal (1)(2)(3)(4)(5)(6) Kingston, Ontario	2001	Member of the Senate of Canada; and Senior Fellow, School of Policy Studies, Queen’s University
Hon. Michael Kirby (1)(4) Ottawa, Ontario	2001	Corporate Director and Chairman of Partners for Mental Health (national charity)
John A. Brussa (2)(4) Calgary, Alberta	2001	Senior Partner, Burnet, Duckworth & Palmer LLP (law firm)
Hon. Gordon D. Giffin (2)(4) Atlanta, Georgia	2006	Senior Partner, McKenna, Long & Aldridge LLP (law firm)

Name, Municipality of Residence	Year of Appointment(5)	Present Principal Occupation During Five Preceding Years(7)

William F. Weld (1)(3) New York, New York	2012	Principal, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C (law firm)
George Sladoje Chicago, Illinois	2012	Principal of Sladoje Consulting, LLC
Brett Perlman (1)(3) Houston, Texas	2013	President, Vector Advisors
R. Scott Gahn Houston, Texas	2013	President, Gulf Coast Security Systems, Inc.

(1)	Member of the Audit Committee. Mr. Kirby is the Chair of the Committee and the Financial Expert under the NYSE listing standards.
(2)	Member of the Compensation, Human Resources, Environmental, Health and Safety Committee. Mr. Kirby is the Chair of the Committee.
(3)	Member of the Nominating and Corporate Governance Committee. Mr. Segal is the Chair of the Committee.
(4)	Member of the Risk Committee. Mr. Sladoje is the Chair and Mr. Giffin is the Vice-Chair of the Committee.
(5)
Other than Mr. Weld, Mr. Sladoje, Mr. Perlman and Mr. Gahn each of the persons who are directors of the Company, became a director of the Company on December 31, 2010, immediately prior to the Trust Conversion.  Prior to the Trust Conversion, each director (other than Mr. Weld, Mr. Sladoje, Mr. Perlman and Mr. Gahn) was a director of Just Energy Corp., the administrator of the Fund.

(6)	Appointed lead director by the Board on January 17, 2005 and Vice Chair of the Board on May 20, 2010.
(7)	Each of the Directors of the Company has held the principal occupation indicated opposite his or her name during the preceding past five years except:

(a)	Mr. Kirby was the Chair of The Mental Health Commission of Canada until April 2012;
(b)
Mr. Sladoje was Chief Executive Officer of NASDAQ OMX Commodities Clearing Company until December 31, 2011 and Chair and Chief Executive Officer of North American Energy and Clearing Corporation until March 3, 2010; and

(c)	Mr. Weld was Of Counsel at McDermott Will & Emery LLP until October, 2012.
(d)	Mr. Gahn became president of Gulf Coast Security Systems, Inc. in November 2012. He retired as the Company’s Chief Operating Officer on June 10, 2011.

Executive Officers of the Company

The names, municipality of residence and present principal occupations of the executive officers of the Company as at May 28, 2014 are as follows:

Name, Municipality of Residence	Principal Occupation During Five Preceding Years(1)

Rebecca MacDonald Toronto, Ontario	Executive Chair

James W. Lewis Pearland, Texas	President and Co-Chief Executive Officer
Deborah Merril Houston, Texas	President and Co-Chief Executive Officer
Beth Summers, C.P.A., C.A. Oakville, Ontario	Chief Financial Officer
Darren Pritchett Kilbride, Ontario	Executive Vice President, Consumer Sales
Gord Potter Richmond Hill, Ontario	Executive Vice President, Home Services Division (National Home Services)
Jason Herod Stoufville, Ontario	Executive Vice President, Consumer Division – North America

Name, Municipality of Residence	Principal Occupation During Five Preceding Years(1)

Jonah Davids Toronto, Ontario	Executive Vice President, Legal & Regulatory and General Counsel
Ash Rajendra Toronto, Ontario	Chief Information Officer

Notes:

(1)
Each of the officers who is not a director of the Company has held the principal occupation referred to opposite  his or her name or has held other positions and offices within the Company or its subsidiaries during the past five years except:

(a)	Mr. Rajendra was the Chief Information Officer of the Company since August, 2011.

Ownership, Control and Direction of Securities by Directors and Executive Officers

As of May 28, 2014, the above directors and executive officers of the Company, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of approximately 8,025,000 Common Shares, PBGs, RSGs and DSGs, representing approximately 5.6% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, no director or executive officer of the Company, or a security holder holding a sufficient number of securities of the Company to affect materially the control of the Company is, as at the date hereof, or has been within the 10 years before the date hereof, a director, or executive officer of any company that, while such person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of such person ceasing to act in that capacity become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company, or a security holder holding a sufficient number of securities of the Company to affect materially the control of the Company (or any personal holding company of such person), has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The Hon. Gordon D. Giffin, a director of the Company, was a director of Abitibi Bowater Inc. from October 29, 2007 until his resignation on January 22, 2010.  In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) with the Superior Court of Quebec in Canada.

Personal Bankruptcies

No director or executive officer of the Company, or a security holder holding sufficient securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has, within the 10 years preceding the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the operations of the Company.  In particular, certain of the directors and officers of the Company are involved in managerial or director positions with other energy companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company.  Conflicts, if any, will be subject to the procedures and remedies available under the CBCA.  The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided in the CBCA.  As at the date hereof, the Company is not aware of any existing material conflicts of interest between the Company or a Subsidiary of the Company and any director or officer of the Company or a Subsidiary of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there are no outstanding legal proceedings or regulatory actions to which the Company or any of its Subsidiaries is a party or in respect of which any of their respective properties are subject, which are either: (a) individually, for claims in excess of 10% of the current asset value of the Company, or (b) material to the Company or any of its Affiliates, nor are there any such proceedings known to be contemplated.

The State of California has filed a number of complaints to FERC against many suppliers of electricity, including Commerce with respect to events stemming from the 2001 energy crisis in California.  Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although Commerce did not own generation facilities, the State of California is claiming that Commerce was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants.  On March 18, 2010, the Administrative Law Judge in the matter granted a motion to strike the claim for all parties in one of the complaints, holding that California did not prove that the reporting errors masked the accumulation of market power.  California appealed the decision.  On June 13, 2012 FERC denied the plaintiff’s request for a rehearing, affirming its original decision. California has appealed to the U.S. Court of Appeals for the Ninth Circuit.  Commerce continues to vigorously contest this matter and it is not expected to have a material impact on the financial condition of the Company.

On December 17, 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. Reliance also made a formal complaint to the Competition Bureau with similar allegations. NHS believes the action and complaint are attempts by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition. Following a formal investigation, on December 20, 2012, the Commissioner of Competition brought applications against Reliance Home Comfort and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice. On September 11, 2013, Just Energy was served with an amended claim issued by Reliance which added JEGI as a defendant. Just Energy believes that it is not a proper defendant in the proceedings and that the allegations against it are a continued attempt by Reliance to deflect attention from the Commissioner’s allegation of anti-competitve conduct made against it. NHS and the Company will vigorously defend themselves  against the action and NHS has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act, breaches of the Consumer Protection Act and defamation.

On 12 August 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against the Company, Just Energy (US) Corp. and Fulcrum, for up to $20 million in connection with Fulcrum failing to achieve an earnout target under the purchase and sales agreement dated August  24, 2011 for the purchase of Fulcrum from FPS. FPS alleges that the Company conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target. In October 2013, the Company’s motion to compel arbitration was successful. The Company will continue to vigorously defend itself against this claim.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce and the Company in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the

Federal Labor Standards Act (FLSA) on their own behalf and similarly situated door-to-door sale representatives in the United States. Commerce disagrees with plaintiffs’ claims on a number of grounds and has been vigorously defending the claims. The plaintiffs filed a motion with the Court to certify the lawsuit as a class action. The Court granted the plaintiffs’ motion to certification as a class action and set a deadline of January 13, 2014 for the filing of opt-in plaintiffs. Approximately 1,800 plaintiffs opted-in to the federal wage claims. Approximately 8,000 plaintiffs were certified as part of the Ohio state wage claims. As of June 1, 2014, the potential quantum of damages to the Company should the plaintiffs be successful has not been determined by the plaintiffs or the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in the Management Information Circular dated May 28, 2014 which is incorporated by reference herein, there were no material interests, direct or indirect, of directors or executive officers of the Company, any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Ernst & Young LLP, Chartered Accountants, Toronto, Ontario. Based on the recommendation of the Audit Committee of the Company, the Board has proposed that Ernst & Young LLP  continue as auditors of the Company at the Annual and Special General Meeting of the Company to take place on June 26, 2014.

Computershare Investor Services Inc. at its principal transfer offices in Toronto, Ontario acts as the transfer agent and registrar for the Common Shares, and trustee for the $330 Million Convertible Debentures, the $100 Million Convertible Debentures and the $105 Million Note Indenture. US Bank Trustees Limited at their principal offices in London, England and Elevon Financial Services Limited, UK Branch act as trustees for the $150 Million Convertible Bonds.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement, report or valuation made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or related to, the Company’s most recently completed financial year other than Ernst &Young LLP, the Company’s current auditors.  Ernst & Young LLP have confirmed that they are independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario.  In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

MATERIAL CONTRACTS

Except for contracts entered into by the Just Energy in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into by the Company and/or its Subsidiaries are: the Credit Facility and its respective amendments, the $330 Million Debenture Indenture (as amended and supplemented from time to time), the Fulcrum Acquisition Agreement, the $100 Million Debenture Indenture (as amended and supplemented from time to time) the $105 Million Note Indenture, and the $150 Million Convertible Bonds Trust Deed each of which is described herein.  Copies of the Company’s material agreements are available on the Company’s SEDAR profile at www.sedar.com or, since January 30, 2012, on the U.S. Securities Exchange Commission’s website at www.sec.com.

AUDIT COMMITTEE INFORMATION

Multilateral Instrument 52-110 of the Canadian Securities Administrators requires the Company to disclose annually in its AIF certain information relating to the Company’s Audit Committee and its relationship with its independent auditors.  Schedule "A" contains the additional information contemplated by Form 52-110F1 - "Audit Committee Information required in an AIF", including information with respect to the financial literacy and experience of each member of the Audit Committee.  The text of the mandate for the Audit Committee is included in Schedule "B".

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com, at the U.S. Securities and Exchange Commission website at www.sec.gov or on the Company’s website at www.justenergygroup.com.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Information Circular of the Company for its most recent annual meeting of Shareholders that involved the election of directors of the Company.  Additional financial and other information is contained in the Financial Statements and the MD&A.

SCHEDULE "A" - FORM 52-110F1
AUDIT COMMITTEE INFORMATION REQUIRED IN AN AIF

The Audit Committee's Charter.

The text of the Company’s Audit Committee's charter as approved on February 9, 2012 is attached hereto as Schedule "B".

Composition of the Audit Committee and Relevant Education and Experience.

At May 28, 2014, the Company’s Audit Committee consisted of Michael J.L. Kirby (Chair), Hugh D. Segal, William F. Weld and Brett Perlman.  All members of the audit committee are independent and financially literate (as those terms are defined in Multilateral Instrument 52-110 – Audit Committees).

Mr. Kirby, Chair of the Committee, has a PhD in applied mathematics and has been Chair of the Audit Committee for over eight years.  He has been a member of the faculty of several business schools, including the University of Chicago.  For several years in the 1990's he was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which is responsible for all legislation and regulations affecting business.  Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Board.  Currently, he serves as a director of four publicly listed companies (including the Company) and is chair of the Audit Committee of two of them, being the Company and Indigo Books & Music Inc.

Mr. Segal was President of the Institute for Research on Public Policy until May 31, 2006 and has been a member of the Company’s Audit Committee since 2003.  Mr. Segal serves as a director of one TSX listed company, Sun Life Financial Inc. He has served as a member of the audit committee of two publicly listed companies.  He is a senior fellow at the Queen's School of Policy Studies and an Adjunct Professor at the Queen's School of Business.  Mr. Segal developed the ability to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves as President, between 1982 and 1991, of a company with $100 million in sales.  Beyond his undergraduate degree and business experience, Mr. Segal studied trade economics at the graduate level and between 1982 and 1991, advised clients on takeovers and merger activity.  Between 1996 and 1998 he also served on the staff of a major Bay Street investment firm.

William F. Weld joined the board of the Company on April 2, 2012 and became a member of the Audit Committee at such time.  In addition to his bachelor’s degree from Havard College and law degree from Havard Law School, Mr. Weld holds a diploma (with distinction) in economics and political science from Oxford University.  Mr. Weld is currently a Principal with Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.  Prior to October, 2012, Mr. Weld was Of Counsel with the law firm of McDermott Will & Emery LLP.  His practice focuses in the areas of government strategies, corporate and legislative investigations, litigation, and legal crisis management.  Mr. Weld joined McDermott in 1997 after serving as governor of Massachusetts, where he was elected in 1990 and re-elected in 1994. He served as national co-chair of the Privatization Council and led business and trade missions to many countries in Asia, Europe, Latin America, and Africa.  Prior to his election as governor, Mr. Weld was a federal prosecutor for seven years, serving as the Assistant U.S. Attorney General in charge of the Criminal Division of the Justice Department in Washington, D.C., and the U.S. Attorney for Massachusetts during the Reagan administration. In all of these roles, Mr. Weld has had to develop and maintain an understanding and appreciation of finance and accounting principles.

Mr. Sladoje joined the board of the Company on November 6, 2012 and became a member of the Audit Committee on February 6, 2013.  Mr. Sladoje was, until 2011, CEO of NASDAQ OMX Commodities Clearing Company and former Chair and CEO to 2010 of North American Energy and Clearing Corporation, both centered in Chicago, Illinois.  Mr. Sladoje serves as Principal, Sladoje Consulting, Chicago where he specializes in providing regulatory and compliance consulting to organizations dealing in electricity, gas and equities trading and has provided marketing services to grid operators across the United States including Midwest ISO and ERCOT.  This expertise, along with his accounting background as a CPA with a big 8 accounting firm, his experience in working with energy regulators and in risk management and governance qualifies him to serve on the Just Energy board of directors and as a member of the audit committee and chair of the risk committee. He has also served as a director of other companies, including the California Power Exchange, and the United States Power Fund, and has worked with many major national regulators including The Commodity Futures Trading Commission, the SEC, FERC and the public utility commissions of several states.

Mr. Perlman is the President of Vector Consultants, LLC of Houston, Texas, a consulting practice which specializes in business strategy, strategic marketing and mergers and acquisitions in the electric utility industry. He previously served as a Commissioner of the Public Utility Commission of Texas (1999-2003) and led the market design and implementation that resulted in the successful restructuring of the Texas wholesale and retail electric utility market. Previous to his public service, he was a consultant with McKinsey and Company (1993-1999) and has practiced law with major firms in Houston and Washington, D.C.  He holds advanced degrees in public policy from Harvard University and in law from the University of Texas and was a Phi Beta Kappa graduate of Northwestern University.  He has previously served as a director and as an independent strategic advisor to both public and private equity-based companies. Mr. Perlman recently obtained certification as a Governance Fellow from the National Association of Corporate Directors (NACD) in recognition of his commitment to ongoing professional development and training as a Corporate Director.

Pre-Approval Policies and Procedures

Recommendations are made from time to time from management to the Audit Committee for the engagement of all non-audit services. The Audit Committee considers such recommendations for pre-approval at its quarterly meetings or sooner, if necessary providing that where necessary, this function may be delegated to the Chair of the Audit Committee for approval on the basis that the Chair reports all such approvals to the Audit Committee at its next regularly scheduled meeting.

External Auditor Service Fees

Audit and Audit Related Fees

For fiscal 2014, fees charged by Ernst & Young LLP for professional audit services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements as well as for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company's financial statements were $1,224,000 (2013 — $1,122,800).

Tax Fees

Tax fees for professional services rendered by Ernst & Young LLP for tax compliance, tax advice, tax planning and other services were $347,000 (2013 —$195,000).

Total Fees

The aggregate fees billed by Ernst & Young LLP were $1,728,500 (2013 —$1,563,300).  No other services were provided to Just Energy and its subsidiaries by Ernst & Young LLP.

SCHEDULE "B" - AUDIT COMMITTEE MANDATE

JUST  ENERGY GROUP INC.

1.	COMPOSITION

(a)
Applicable Canadian corporate and provincial and United States securities legislation, regulation and policies, the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) by-laws rules, regulation and policies and applicable provisions of the Securities Act of 1933, the Securities and Exchange Act of 1934, the Sarbanes Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 to the extent applicable to a foreign private issuer (together “Applicable Legislation”) require that an audit committee (the "Committee") be comprised of a minimum of three directors, each of whom  will be financially literate and independent and one of whom shall be a “financial expert” as defined by Applicable Legislation and each of whom shall be independent (as set out in section 303 A.02 of the NYSE Company Manual) and shall not have any material relationship with the Company or any affiliate thereof, i.e., a relationship that could, in the view of the Company’s board of directors (the “Board”) reasonably interfere with the exercise of a member’s independent judgment.

(b)
The Board of Directors of the Company (the “Board”) will appoint the members of the Committee annually at the first meeting of the Board after the annual meeting of shareholders of the Company and shall ensure that the members of the Committee meet the qualifications and other requirements outlined in (a) above under Applicable Legislation.

(c)
Committee members will be appointed for a one year term and may be reappointed subject to the discretion of the Board having regard: (i) to Applicable Legislation and, (ii) the desire for continuity and for periodic rotation of Committee members.

(d)
One of the members of the Committee who is otherwise qualified under Applicable Legislation and who shall be a financial expert under Applicable Legislation shall be appointed Committee Chair by the Board.  The Committee shall appoint a Secretary who shall be the Corporate Secretary of to the Company.  Any Committee member, who for any reason, is no longer independent, ceases to be a member of the Committee.

(e)
If an audit committee member simultaneously serves on the audit committee of more than 3 public companies, the Board must determine that such simultaneous service will not impair the ability of such member to effectively serve on the Company’s Committee.

2.	AUTHORITY

(a)
The Board may authorize the Committee to investigate any activity of the Company and any affiliate thereof for which the Committee has responsibility or with respect to those responsibilities imposed on audit committees herein and by Applicable Legislation. All employees are to co-operate as requested by the Committee.

(b)
The Committee may, without the approval of management, retain persons having special expertise to assist the Committee in fulfilling its responsibilities, including outside counsel or financial experts and provide for their remuneration.

(c)	The external auditor and internal audit shall report to the Committee.

3.	MEETINGS

(a)
The Committee is to meet at least four times per year preferably immediately following the meeting of the Risk Committee. The meetings will be scheduled to permit the review of the scope of the audit as presented by the Company’s auditor before commencement of the audit and the  timely review of the quarterly and annual financial statements and such other annual filings required to be made by the

Company and any affiliate thereof containing financial information about the Company and any affiliate thereof including the AIF, MD&A (quarterly and annual), quarterly press releases, reports to Shareholders, the management proxy circular and such other disclosure documents applicable to the Company and any affiliate thereof which contain financial data based upon, derived from or to form part of the financial statements of the Company and contemplated by Applicable Legislation.

(b)
Meetings of the Committee shall be validly constituted if a majority of members of the Committee are present in person or by telephone conference. Additional meetings may be held as deemed necessary by the Committee Chair or as requested by any member or the external auditors or any director of the Company not a member of the Committee.

(c)
Any member of the external auditors of the Company is entitled to receive notice of every meeting of the Committee and at the Company's expense, to attend and be heard thereat and, if requested by a member of the Committee, to attend any meeting of the Committee.

(d)
The Committee should require the attendance of the Company's auditors at least once each year, and at such other times as the Committee deems appropriate in the context of Applicable Legislation and its responsibilities as outlined below.  The Company’s external auditor shall be requested to review and comment on all disclosure documents issued by the Company containing financial statements or information derived therefrom.

(e)
The Committee shall meet privately with the external auditor at least quarterly excluding members of management other than the Secretary to the Committee.  The Committee shall meet privately with the internal audit staff at least twice yearly excluding other members of management other than the Secretary to the Committee.

4.	REPORTING

(a)
The minutes of all meetings of the Committee are to be provided to the Board and to the Company’s auditor. Oral reports by the Chair on recent matters not yet minuted will be provided to the Board at its next meeting. Minutes of all Committee meetings will be subsequently reviewed and approved by the Committee.

(b)	Supporting schedules and information reviewed by the Committee will be available for examination by any director or the Company’s auditor upon request to the Secretary of the Committee.

5.	RESPONSIBILITIES

The general responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the system of internal accounting and financial reporting controls that management has established; (v) performance of the internal and external audit process and of the independent auditor; and (vi) to the extent not addressed by the Risk Committee, the implementation and effectiveness of the policies of the Company relating to Risk Management Policy and Procedures, the Policy on Dividends and such other policies of the Company approved from time to time by the Board or the Committee.

•	The specific responsibilities of the Committee shall be as follows:

(a)          to review the Company's quarterly and annual financial statements and any other financial statements of the Company and its affiliates required to be prepared by Applicable Legislation or otherwise for dissemination to the public, so as to be satisfied they are fairly presented in accordance with generally accepted accounting principles and in accordance with Applicable Legislation and to recommend to the Board whether the quarterly and the annual financial statements and any such other financial statements should be approved by the Board;

(b)          prior to the dissemination to the public, to review the financial information and financial data contained in the Company's quarterly financial statements, Annual Report to Shareholders and other financial publications of the Company or any affiliate thereof (including the Company's interim and year end management discussions and analysis of financial condition and results of operation, annual information form, proxy information circular, quarterly press releases and material and timely disclosure reports containing any financial data) and the financial information contained in a prospectus and/or registration statement of the Company or any affiliate thereof or other document filed with any regulatory authority so as to be satisfied that the financial information and financial data is not significantly erroneous, misleading or incomplete and contains full, true and plain disclosure of all material facts or as otherwise required by Applicable Legislation and to make recommendations to the Board with respect to all such disclosure documents;

(c)          to be satisfied  that management of the Company and any affiliate thereof have implemented appropriate systems of capture of financial information and internal control over financial reporting and that these are operating effectively under Applicable Legislation and to review all reports prepared by the auditors with respect to the auditors attestation report;

(d)          to be satisfied that management of the Company and the Company have implemented appropriate systems of internal control to ensure compliance with Applicable Legislation and ethical requirements and particularly to be satisfied that internal controls over financial reporting and disclosure controls and procedures are in place and that internal controls have been designed and implemented to provide reasonable assurance that the Company’s financial statements and other documents required to be mailed to shareholders or filed with regulatory authorities are fairly presented so as to enable the Chief Financial Officer and the Chief Executive Officer (and any other officer or director of the Company as may be required by Applicable Legislation) to personally certify the Company’s financial statements as required by Applicable Legislation;

(e)          to the extent not addressed by the Risk Committee, to be satisfied that management of the Company and each affiliate thereof have implemented effective systems to identify significant financial and other risks of the business and changes to these risks including the implications of risks associated with the Company’s compensation policies and practices under Form 51-12 F6 under National Instrument 51-102. The Committee will review reports from management related to these risks and make recommendations to the Board with respect to a Risk Management Policy;

(f)          to recommend to the Board the appointment of external auditors nominated at each annual meeting of shareholders and provide oversight with respect to the external audit engagement. The Committee will also recommend to the Board the re-appointment or appointment of the external auditors and the compensation payable to them.  The Committee will pre-approve all non audit services to be provided to the Company and its affiliates by the Company’s external auditors providing that where necessary, this function may be delegated to the Chair of the Committee for approval on the basis that the Chair reports all such approvals to the Committee at its next regularly scheduled meeting;

(g)         to be satisfied that any significant or material matter brought to the attention of the Committee by the Company's external auditors and internal audit or matters where there is significant disagreement between the Company's external auditors and/or internal audit and Company officers (including the resolution or proposed resolution thereof) are communicated to the Board;

(h)         to be satisfied that all significant matters raised in any report to management by the external auditors and internal audit are being addressed and dealt with by management in a satisfactory manner and, to the extent they are not, to make a report to the Board;

(i)           to be satisfied that the declaration and payment of dividends by any affiliate of the Company to the Company or to any affiliate thereof and the declaration and payment of dividends by the Company to its shareholders, meet applicable legal requirements and Applicable Legislation and to make recommendations to the Board with respect thereto;

(j)           as and when required by Applicable Legislation or as otherwise required including the laws and regulations in all jurisdictions in which it operates to establish independent procedures (A) for the receipt, retention and treatment of complaints received by the Company or any affiliate thereof regarding accounting, internal accounting controls or auditing matters, and (B) for the confidential communication of anonymous submissions to the Company or any affiliate thereof and a member of the Committee of concerns regarding questionable accounting or auditing matters from employees including the submission of those complaints and concerns by logging into www.justenergy.ethicspoint.com, selecting the Just Energy Group or JEG as the company and following the prompts which are available.  This service is interactive and anonymous;

(k)          as and when required by Applicable Legislation, to be satisfied that disclosure controls and procedures are in place to ensure that material information required to be disclosed by Applicable Legislation is recorded, processed and summarized and reported within the time periods specified in Applicable Legislation;

(l)           to ensure that the external auditors report annually on matters of independence;

(m)         to ensure that the external and internal auditors prepare an external audit plan which, with any changes thereto, is reviewed by and acceptable to the Committee;

(n)         to review and approve the hiring policies of the Company and any affiliate thereof  regarding partners and employees (past or current) of the present and former external auditors of the Company;

(o)         to review semi-annually all expenses relating to consulting and professional services including legal and audit;

(p)         to review semi annually executive business expenses;

(q)         to review, analyse and implement all necessary procedures, controls and other similar requirements relating to financial matters arising from proposals to amend or introduce Applicable Legislation and the implementation or promulgation thereof;

(r)          once or more annually, as the Corporate Governance and Nominating Committee (CGN Committee) decides, to receive for consideration that Committee’s evaluation of this Mandate and any recommended changes.  Review and assess the CGN Committee’s recommended changes and make recommendations to the Board for consideration.

(s)          to carry out any other appropriate duties and responsibilities assigned to the Committee by the Board;

(t)          to honour the spirit and intent of Applicable Legislation as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Corporate Secretary, who will report  any amendments to the CGN Committee at its next meeting;

(u)         to ensure that the Terms of Reference for the Committee are published on the Company’s website; and

(v)         to discuss the Company’s major financial risk exposure and the steps management has taken to monitor and control such exposures and to ensure that the mandate for the Risk Committee addresses each of these matters.

•
The Chair of the CGN Committee, in consultation with the Chair of the Committee, will periodically review the effectiveness of the Committee and the performance of each Committee member and report to the Board on their conclusions.

(Approved as amended by the Board of Directors of the Company on February 9, 2012)

SCHEDULE “C” – GLOSSARY

All capitalized terms not otherwise defined in the body of this Annual Information Form, shall have the meanings ascribed to them below.

"$90 Million Convertible Debentures" means the $90 million aggregate principal amount of 6.0% convertible unsecured subordinated debentures of the Company issued on October 2, 2007 pursuant to the $90 Million Debenture Indenture.

"90 Million Debenture Indenture" means the trust indenture dated as of October 2, 2007 between Universal and Computershare, as amended and supplemented pursuant to a First Supplemental Trust Indenture dated as of July 1, 2009 between JEEC (as successor to Universal) and Computershare and pursuant to a Second Supplemental Trust Indenture dated as of January 1, 2011 between the Company (as successor to JEEC) and Computershare.

"$100 Million Convertible Debentures" means the $100 million aggregate principal amount of 5.75% extendible unsecured subordinated debentures of the Company issued on September 22, 2011 pursuant to the $100 Million Supplemental Debenture Indenture.

"100 Million Supplemental Indenture" means the supplemental indenture dated as of September 22, 2011 between the Company and Computershare, supplementing the $330 Million Debenture Indenture.

"$105 Million Note Indenture" means the trust indenture dated as of December 12, 2012 between Just Energy and Computershare.

"$105 Million Note" means the $105 million aggregate principal amount of the 9.75% note issued to CPPIB Credit Investments Inc. on December 12, 2012 pursuant to the $105 Million Note Indenture.

“$150 Million Convertible Bonds” means the $150 million aggregate principal amount of the 6.5% convertible bonds issued on January 29, 2014 pursuant to the $150 Million Convertible Bonds Trust Deed.

“$150 Million Convertible Bonds Trust Deed” means the trust deed dated as of January 29, 2014 between the Company, US Bank Trustees Limited and Elavon Financial Services Limited, UK Branch.

"$330 Million Convertible Debentures" means the $330 million aggregate principal amount of 6.0% extendible unsecured subordinated debentures of the Company issued on May 5, 2010 pursuant to the $330 Million Debenture Indenture.

"$330 Million Debenture Indenture" means the trust indenture dated as of May 5, 2010 between the Fund and Computershare, as amended and supplemented pursuant to a First Supplemental Trust Indenture dated as of January 1, 2011 between the Company (as successor to the Fund) and Computershare.

"Board" and "Board of Directors" means the board of directors of the Company.

"BP" means collectively BP Energy Company, BP Canada Energy Marketing Corp., BP Canada Energy Group ULC and BP Corporation North America Inc. and any other related affiliate with which Just Energy contracts.

"Bruce Power" means Bruce Power L.P.

"CBCA" means the Canada Business Corporations Act, as amended from time to time, including the regulations promulgated thereunder.

"CIBC" means Canadian Imperial Bank of Commerce, a Canadian chartered bank.

"CDS" means The Canadian Depository for Securities Limited.

“Commerce” means Commerce Energy, Inc. a corporation incorporated under the laws of California.

"Commodity Suppliers" means Gas Suppliers and Electricity Suppliers.

"Common Shares" means the common shares in the capital of the Company.

“Company” means Just Energy Group Inc., a corporation created by a certificate of arrangement issued under the CBCA on January 1, 2011.

“Competition Act” means the Competition Act, 1998 as amended from time to time, including the regulations promulgated thereunder.

“Computershare” means Computershare Trust Company of Canada.

"Credit Facility" shall have the meaning attributed thereto under the heading "Just Energy Credit Facility" on page 13 herein.

"Declaration of Trust" means the amended and restated declaration of trust for the Fund dated April 30, 2001 as amended and restated from time to time and terminated on December 31, 2010.

"DSGs" means deferred share grants (formerly DUGs – deferred unit grants), issued to Directors pursuant to the DSG Plan as a component of compensation paid to Directors in lieu of fees payable in cash and which are exchangeable into Common Shares on a 1:1 basis.

"DSG Plan" means the 2010 Directors’ Compensation Plan (formerly the Directors Deferred Unit Grant Plan) of the Company as amended from time to time.

"Electricity Contracts" means contracts entered into from time to time by Just Energy with customers for the supply of electricity and potentially JustGreen products.

"Electricity Supplier" means a person who is an electricity producer or an electricity supply aggregator.

"Energy Contracts" means customer Gas Contracts and Electricity Contracts.

"Exchangeable Shares" means exchangeable shares, series 1 in the capital of JEEC.

"Exelon" means Exelon Generation Company, LLC. or any other related affiliate with which Just Energy contracts.

"Financial Statements" means the audited comparative consolidated financial statements of the Company as at and for the years ended March 31, 2013 and 2012, together with the notes thereto and the auditor's report thereon.

“Fulcrum” means Fulcrum Retail Holdings LLC, a limited liability company formed under the laws of Texas.

“Fulcrum Acquisition” means the indirect acquisition by the Company of Fulcrum on October 3, 2012.

“Fulcrum Acquisition Agreement” means the Purchase and Sale Agreement dated as of August 24, 2011 among JEUSC, the Company, Fulcrum and Fulcrum Power Services L.P., as amended, restated and/or supplemented from time to time, pursuant to which JEUSC acquired Fulcrum.

"Fund" means Just Energy Income Fund, a trust established under the laws of the Province of Ontario on April 30, 2001, governed by the Declaration of Trust and wound up on December 31, 2010.

"Gas Contracts" mean customers Gas contracts entered into from time to time by Just Energy with customers for the supply of natural gas and potentially JustGreen products.

"Gas Supplier" means a person who is a natural gas producer or natural gas supply aggregator.

“Hudson” means Hudson Energy Services LLC, a limited liability company formed under the laws of New Jersey.

 “Hudson Solar” means Hudson Energy Solar Corp., a corporation incorporated pursuant to the laws of Delaware.

 "HVAC" means heating, ventilation and air conditioning.

"Independent Broker" means a person who serves in the capacity of an independent broker to solicit Energy Contracts using among other things, a web based sales portal to small to mid-size commercial and small industrial customers primarily associated with Hudson.

"Independent Contractor" means a person who serves in the capacity of an independent contractor to solicit (i) Energy Contracts (including JustGreen and JustClean products), to residential and small commercial customers, (ii) contracts for the rental of water heaters, furnaces, and air conditioners.

"Independent Representative" means a person who serves in the capacity of an independent representative under Momentis to solicit Energy Contracts (including JustGreen products) and non-energy contracts, to residential and small to mid-size commercial customers.

"Information Circular" means the management information circular of the Company dated May •, 2014 in respect of the annual meeting of shareholders of the Company to be held on June 26, 2014.

"Intercreditor Agreement" means the fifth amended and restated intercreditor agreement made as of October 2, 2013 between the Company, certain of the Company’s Subsidiaries, CIBC, as Collateral Agent, Shell, BP, Exelon, Société Générale and Bruce Power, EDF Trading North America, LLC National Bank of Canada and The Bank of Nova Scotia, as amended and supplemented from time to time.

"JEC" means Just Energy Corp., a corporation incorporated under the laws of Ontario and the former administrator of the Fund.

"JEEC" means Just Energy Exchange Corp., a corporation created by amalgamation under the CBCA on July 1, 2009 that amalgamated with, among others, the Company pursuant to the Trust Conversion, on January 1, 2011.

"JEOLP" means the limited partnership formed under the laws of the Province of Ontario with the name Just Energy Ontario L.P.

“JEUSC” means Just Energy (U.S.) Corp., a corporation incorporated under the laws of Delaware.

"Just Energy" means all or any one or more of the Company and the Subsidiaries thereof as the context implies or may require.

"LDC" means local distribution company, the natural gas or electricity distributor for a geographic franchise area.

"MD&A" means management's discussion and analysis of the financial condition and operations of the Company for the year ended March 31, 2014.

"Momentis" means, collectively, Momentis Canada Corp., a corporation incorporated under the CBCA, Momentis U.S. Corp., a corporation incorporated under the laws of Delaware and Momentis UK Limited, a corporation incorporated under the laws of England and Wales.

"NHS" means National Energy Corporation, a corporation incorporated under the laws of Ontario, doing business as National Home Services.

“NYSE” means the New York Stock Exchange.

"person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporate, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“Preferred Shares” means the preferred shares of the Company.

"RCE" means a residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJ's) of natural gas on an annual basis and, as regards electricity, 10,000 kWh of electricity on an annual basis, which represents respectively the approximate amount of gas and electricity used by a typical household in Ontario.

"RSGs " means restricted share grants of the Company granted pursuant to the Company’s 2010 Restricted Share Grant Plan, as amended from time to time (formerly known as unit appreciation rights (UARs) of the Fund granted pursuant to the Fund’s 2004 Unit Appreciation Right Plan, as amended from time to time).

"Shareholders" means the holders from time to time of Common Shares and/or Preferred Shares, and includes the beneficial owners of such shares.

"Shell" means Shell Energy North America (Canada) Inc., Shell Energy North America (U.S.) L.P., and any other related affiliate with which Just Energy contracts.

"Subsidiary" has the meaning ascribed thereto in the CBCA and includes all limited partnerships directly or indirectly controlled by the Company.

"TGF " means Terra Grain Fuels Inc., a corporation amalgamated under the CBCA.

"TSX" means the Toronto Stock Exchange.

"Units" means the units of the Fund, each unit representing an equal undivided beneficial interest therein.

"Universal " means Universal Energy Group Ltd., a corporation incorporated under the CBCA and amalgamated with JEEC on July 1, 2009.

Words importing the singular include the plural and vice versa and words importing any gender include all genders.

Unless otherwise stated, all dollar amounts herein are in Canadian dollars.